Provident Energy Trust Announces Third Quarter 2004 Results

  Announced the $58 million acquisition of California Orcutt properties by U.S. subsidiary BreitBurn Energy L.P., adding 1,400 bbls of production and 9.1 million bbls of Proved Producing reserves.

  Initiated $125 million bought deal financing to finance the Orcutt acquisition and to provide greater balance sheet flexibility.

  Delivered better than expected production rates from heavy oil and natural gas drilling and reactivation programs.

  Generated $58 million ($0.45/unit) in cash flow from operations and declared distributions of $46.5 million ($0.36/unit).

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today reported cash flow from operations for the third quarter 2004 increased to $58 million ($0.45/unit) compared to $28.9 million ($0.44 per unit) in 2003. Distributions declared in the quarter totaled $46.5 million ($0.36/unit) compared to $29.0 million ($0.47/unit) in 2003. For the third quarter 2004, Provident's payout ratio of cash flow from operations was 80 percent and its payout ratio of adjusted cash flow was 86 percent. Year to date, operating cash flow was $136.7 million ($1.28/unit) compared to $102.4 million ($1.63/unit) for the same period in 2003. For the first three quarters of 2004, Provident declared and paid distributions of $112.6 million ($1.08/unit) compared to the $97.6 million ($1.67/unit) in the comparable 2003 period. For the three months ended September 30, 2004, Provident's payout ratio of cash flow from operations was 82 percent and its payout ratio of adjusted cash flow was 89 percent, compared to 95 percent and 100 percent, respectively, for the same periods in 2003.

During the third quarter, Provident announced a bought deal financing for gross proceeds of $125.7 million (net proceeds of $119.4 million) which was closed on October 4, 2004. The financing included 11.48 million units issued at a price of $10.95 per unit. The net proceeds of the issue were used to repay bank indebtedness and to fund the $58 million (US$45 million) Orcutt property acquisition by Provident's U.S. subsidiary BreitBurn Energy L.P. (BreitBurn). The Orcutt properties, which include 5,000 acres of surface acreage, are located in the Santa Maria Basin of Southern California. The properties currently produce approximately 1,400 barrels per day (bbl/d) of medium grade crude oil. The acquisition also included 9.1 million barrels of Proved Producing reserves and 9.7 million barrels of Proved Plus Probable reserves based on the July 1, 2004 reserve report completed by independent engineers Netherland, Sewell & Associates in accordance with NI 51-101.

"Provident's third quarter and year to date results are solid," said Provident Chief Executive Officer Tom Buchanan. "In Canada, Midstream Services continued to meet expectations and our OGP business exceeded internal production estimates due to better than estimated production rates from our heavy oil and natural gas drilling programs. In the U.S., the acquisition of the Orcutt properties complements BreitBurn's assets in the LA Basin and adds more long-life, stable production to Provident. Additionally, the equity financing initiated during the third quarter, combined with Provident's lower payout ratio, added strength and flexibility to our balance sheet."

"Over the last 18-months, we have worked to improve the assets we have under management. In so doing, we have differentiated Provident and set Provident apart from other energy trusts with our diversified portfolio strategy that strikes a balance between stability and risk, delivering solid returns from investments across the energy value chain," said Buchanan.

Business Unit Results

Provident has diversified investments across the energy value chain in Canada and the United States. The business is managed within three key business units - Midstream Services and Marketing (Midstream), U.S. Oil and Gas Production (US-OGP), and Canadian Oil and Gas Production (COGP). Segmented results are reported below.

Midstream Services and Marketing

Provident's Midstream business unit generates cash flow by providing fee-based services including extraction, transportation, storage, distribution and marketing of NGLs to petroleum producers and refiners, petrochemical companies, and marketing firms.

For the third quarter of 2004, Provident's Midstream business unit generated earnings before interest and taxes and depreciation (EBITDA) of $11.0 million and cash flow from operations of $9.5 million. Year to date, Midstream has earned EBITDA of $32.1 million and cash flow of $28.0 million, on target with expectations.

With September reported as one of the best operating months with an average throughput of 66,086 bpd, third quarter throughput at the Redwater fractionation facility averaged 55,759 bpd. A weather related outage on the Liquids Gathering System contributed to a reduction in mix inventory at the end of the quarter, however, the outage was substantially mitigated through deliveries on alternative pipelines. Throughput for the nine months ended September 30, 2004 averaged 54,418 bpd.

U.S. Oil and Natural Gas Production (US-OGP)

Provident's US-OGP business unit produces cash flow from the production and sale of natural gas and medium oil located in the Los Angeles and Santa Maria Basins. BreitBurn Energy L.P. (BreitBurn) operates 100 percent of the production. Provident's interest in BreitBurn is approximately 94 percent.

In the third quarter of 2004, US-OGP generated $10.4 million of cash flow from operations. There is no comparable period as the third quarter is the first reportable period for the US-OGP segment. Third quarter 2004 US-OGP production averaged 3,569 boed and was weighted 92 percent to light/medium oil and eight percent to natural gas. While third quarter production was affected by delayed capital spending and drilling activities at Santa Fe Springs and West Pico fields respectively, US-OGP production in the fourth quarter is expected to average 5,150 boed. Production estimates include incremental production from the Orcutt field which was acquired on October 4 and is producing approximately 75 boed above original estimates.

Provident Energy Trust 2004 Q3 [2 ]

US-OGP operating costs were $15.74/boe during the third quarter due to timing delays on drilling activities combined with less than expected incremental production from drilling activities. Operating costs are expected to be between $12.00 - $12.50/boe for the remainder of the year. US-OGP capital expenditures for the quarter ended September 30, 2004 totaled $8.2 million. A property acquisition of $3.1 million is included in the total. Drilling and related expenditures in the West Pico and Santa Fe Springs areas account for the balance of the capital expenditures in US-OGP.

Canadian Oil and Gas Production (COGP)

Provident's COGP business unit produces cash flow from the production and sale of natural gas, light/medium oil, natural gas liquids, and heavy oil to energy marketers. Production assets are located in central and southern regions of Alberta and Saskatchewan.

In the third quarter of 2004, COGP generated $38.2 million of cash flow from operations, compared to $28.9 million for the same period in 2003. Year to date 2004, COGP has earned $98.0 million cash flow from operations compared to $102.4 million for the same period in 2003. The year over year decrease in COGP cash flow from operations is attributable to lower realized prices net of hedging activities and higher operating costs.

Third quarter 2004 COGP production averaged 32,452 boed compared to 27,701 boed for the same period in 2003, and 26,408 boed in the second quarter of 2004. COGP production for the third quarter 2004 was weighted 45 percent natural gas, 34 percent medium/light oil and NGLs, and 21 percent heavy oil. Third quarter production was better than initial estimates mainly due to stronger than expected production rates from Provident's Lloydminster drilling and reactivation program, drilling results on a well in the Belloy region, as well as higher the forecast production from various well workovers completed during the quarter. Year to date, Provident's COGP production averaged 27,746 boed compared to 27,691 boed during the 2003 year ago period. COGP operating costs were $8.96/boe during the third quarter compared to $7.46/boe during the third quarter 2003 and $7.75/boe in the second quarter of 2004. The quarter over quarter increase in operating costs is primarily due to one time turn around costs in the third quarter. Year to date, COGP operating costs were $8.41/boe compared to $7.24/boe for the same period in 2003. The year over year increase was due to increased processing fees and down hole costs, and higher fuel and power costs.

During the third quarter of 2004, Provident invested $18.2 million of capital in COGP compared to $5.5 million made during the same period in 2003. During the quarter, $4.2 million was spent in the Lloydminster area on drilling nine heavy oil wells, several well optimizations and pipeline construction. In the west central and southern Alberta areas $8.1 million was spent on operated and non-operated drilling activities combined with well optimizations and facility upgrades. And in southeast and southwest Saskatchewan, $5.5 million was spent on operated drilling activity and re-completions. Year to date, Provident has invested $39.9 million on COGP internal development activities which included drilling activities, re-completions, equipping, seismic activity, facility upgrades, and the acquisition of mineral rights in the five core areas. For the same period in 2003, total capital spending was $24.1 million.

Commodity Price Risk Management

Provident's Commodity Price Risk Management involves a disciplined hedging strategy and use of derivative instruments to protect margins and minimize price risk associated with volatility of commodity prices. The COGP business unit recorded an opportunity cost of $20.6 million ($0.16/unit) in the quarter with $17.3 million related to crude oil ($11.65 per barrel) and $3.3 million related to natural gas ($0.42 per mcf). The opportunity cost for the third quarter of 2004 was $6.91 per boe. For the comparable quarter in 2003 the COGP program recorded an opportunity cost of $9.6 million ($0.15/unit) with $4.6 million related to crude oil ($3.35 per barrel) and $5.0 million related to natural gas ($0.74 per mcf), or $3.78 per boe.

Provident Energy Trust 2004 Q3 [3 ]

For the nine months ended September 30, 2004 the COGP program recorded an opportunity cost of $46.9 million ($0.44/unit) with $38.5 million related to crude oil ($9.89 per barrel) and $8.4 million related to natural gas ($0.42 per mcf), or $6.16 per boe. For the comparable period in 2003 the program recorded an opportunity cost of $44.1 million with ($0.70/unit) $20.0 million related to crude oil ($5.32 per barrel) and $24.1 million related to natural gas ($1.16 per mcf), or $5.83 per boe.

The US-OGP business unit recorded an opportunity cost of $0.3 million ($1.02 per barrel) in the quarter, all related to crude oil.

The Midstream business unit recorded an opportunity cost of $3.2 million in the quarter primarily on propane and ethane price stabilization hedging activities with no quarterly comparative for 2003. Year to date the midstream business unit recorded an opportunity cost of $3.5 million primarily on propane and ethane price stabilization hedging activities with no comparative for 2003.

A conference call with senior management to review the quarter results is scheduled for 9 a.m. MT (11:00 a.m. ET) on Wednesday, November 10. Analysts, investors and media may access the conference call by dialing 416-695-5259 in the Toronto area and 1-877-461-2816 for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com. A replay of the conference call will be available on the Provident website and by dialing 416-695-5275 or 1-866-518-1010.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Provident Energy Trust 2004 Q3 [4 ]

Consolidated financial highlights

Canadian dollars (000s) except per	Quarter ended September 30,			Nine months ended September 30,
unit amounts
	2004	2003	%	2004	2003	%
		Change				Change
Revenue	287,686	67,623	325	740,422	191,853	286

Cash flow from COGP operations(1)	38,150	28,866	32	97,971	102,399	4
Cash flow from USOGP operations	10,366	-	-	10,759	-	-
Cash flow from midstream services
and marketing(1)	9,477	-	-	27,964	-	-
Total cash flow from operations before
changes in working capital and site
restoration expenditures	57,993	28,866	101	136,694	102,399	33
Per weighted average unit - basic	0.45	0.44	2	1.28	1.63	(21)
Per weighted average unit - diluted	0.45	0.44	2	1.28	1.63	(21)
Declared distributions to unitholders	46,489	28,969	60	112,564	97,588	15
Per unit	0.36	0.47	(23)	1.08	1.67	(35)

Percent of cash flow from operations	80%	100%	(20)	82%	95%	(14)
before changes in working capital
and site restoration expenditures
distributed
Net income (loss)	750	(2,003)	-	(4,578)	12,327	-
Per weighted average unit - basic	(0.02)	(0.05)	(60)	(0.13)	0.13	-
Per weighted average unit - diluted	(0.02)	(0.05)	(60)	(0.13)	0.13	-
Capital expenditures	26,724	5,537	383	49,850	24,079	107
Property acquisitions	3,991	-	-	8,709	-	-
Property dispositions	-	7,396	-	7,114	9,950	(29)
Bank Debt	324,018	212,200	53	324,018	212,200	53
Unitholders' equity	1,125,370	660,900	70	1,125,370	660,900	70
Weighted average trust units and	130,150	65,698	98	106,826	62,992	70
exchangeable shares outstanding
(000s)
(1) see the MD&A for a definition of cash flow.

Provident Energy Trust 2004 Q3 [5 ]

Consolidated operational highlights

	Quarter ended September 30,			Nine months ended September 30,
	2004	2003	%	2004	2003	%
			Change			Change
Oil and Gas Production:
Daily production
Light/medium crude oil (bpd)	12,674	6,748	88	8,848	6,932	28
Heavy oil (bpd)	6,770	7,495	(10)	6,632	6,818	(3)
Natural gas liquids (bpd)	1,803	1,276	41	1,401	1,175	19
Natural gas (mcfpd)	88,642	73,090	21	75,557	76,598	(1)
Oil equivalent (boed)(1)	36,021	27,701	30	29,141	27,691	5
Average selling price (before hedges)
Light/medium crude oil ($/bbl)	48.31	28.24	71	44.44	29.86	49
Heavy oil ($/bbl)	34.23	22.16	54	29.84	22.75	31
Corporate oil blend ($/bbl)	43.41	25.04	73	38.19	26.34	45
Natural gas liquids ($/bbl)	40.96	28.26	45	39.78	36.33	9
Natural gas ($/mcf)	6.49	5.14	26	6.62	5.78	15
Oil equivalent ($/boe)(1)	41.46	27.73	50	38.91	30.62	27
Field netback (including hedges)	16.78	13.88	21	16.19	15.90	2
($/boe)

Midstream services and marketing
Redwater throughput (bpd)	55,759	-	-	54,418	-	-
EBITDA (thousands)	$10,986	$-	-	$32,128	$-	-
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest , taxes, depletion, depreciation, accretion and non-cash revenue.

Provident Energy Trust 2004 Q3 [6 ]

Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter and for the nine months ended September 30, 2004 compared to the same time periods in 2003 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom. All amounts are reported in Canadian dollars, unless otherwise stated.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production and exploitation ("COGP"), United States crude oil and natural gas production and exploitation, ("USOGP") and Midstream Services and Marketing ("Midstream"). Provident's oil and gas products "OGP" business produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin and in the Los Angeles basin in the USA. The Midstream business unit processes, markets, transports and offers storage of natural gas liquids at the Redwater facility and surrounding infrastructure located north of Edmonton, Alberta, and markets crude oil. USOGP was immaterial in the second quarter and was therefore not separately discussed in the MD&A in that quarter.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Provident Energy Trust 2004 Q3 [7 ]

Consolidated cash flow from operations and cash distributions

	Three months		Nine months
	ended		ended
Canadian dollars (000s) except per unit amounts	September30,		September 30,
	2004	2003	2004	2003
Revenue, Cash Flow and Distributions
Revenue (net of royalties and non-hedging derivative
instruments - see Note 6 of the financial statements)	287,686	67,623	740,422	191,853

Cash flow from operations before changes in working capital
and site restoration expenditures	57,993	28,866	136,694	102,399
Per weighted average unit - basic[1]	0.45	0.44	1.28	1.63
Per weighted average unit - diluted[1]	0.45	0.44	1.28	1.63
Interest on convertible debentures	3,917	1,322	9,819	4,375
Adjusted cash flow before changes in working capital and
site restoration expenditures	54,076	27,544	126,875	98,024
Declared distributions	46,489	28,969	112,564	97,588
Per Unit - actual[2]	0.36	0.47	1.08	1.67
Percent of cash flow distributed	80%	100%	82%	95%
Percent of adjusted cash flow distributed	86%	105%	89%	100%

1 includes exchangeable shares and excludes interest on convertible debentures
2 excludes exchangeable shares

Cash flow from operations before changes in working capital and site restoration expenditures ("cash flow") increased 101 percent or $29.1 million in the third quarter of 2004 to $58.0 million as compared to $28.9 million for the same quarter in 2003. COGP generated $38.2 million, USOGP $10.4 million and Midstream $9.5 million of cash flow in the third quarter of 2004 and COGP, the sole business unit at the time, generated the cash flow in the comparable quarter in 2003. For the nine months ended September 30, 2004, cash flow increased 33 percent or $34.3 million to $136.7 million from $102.4 million for the first nine months of 2003. COGP generated $98.0 million, USOGP $10.8 million, Midstream generated $28.0 million of cash flow for the first nine months of 2004 and COGP, the sole business unit at the time, generated the cash flow in the first nine months of 2003.

Management uses cash flow (before changes in non-cash working capital and site restoration expenditures) to analyze operating performance. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Provident Energy Trust 2004 Q3 [8 ]

Adjusted cash flow

Provident uses the term adjusted cash flow to refer to cash flow from operations net of the interest paid on the subordinated convertible debentures. Management reviews adjusted cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed. Historically Provident has paid out a high percentage of its adjusted cash flow as distributions to unitholders.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)
2004
January 22, 2004	February 13, 2004	$0.12	$0.09
February 19, 2004	March 15, 2004	0.12	0.09
March 19, 2004	April 15, 2004	0.12	0.09
April 20, 2004	May 14, 2004	0.12	0.09
May 19, 2004	June 15, 2004	0.12	0.09
June 18, 2004	July 15, 2004	0.12	0.09
July 20, 2004	August 13, 2004	0.12	0.09
August 20, 2004	September 15, 2004	0.12	0.09
September20, 2004	October 15, 2004	0.12	0.09

2004 Cash Distributions paid as declared		$1.08	$0.81

2003 Cash Distributions paid as declared		$2.06	$1.47
2002 Cash Distributions paid as declared		$2.03	$1.29
2001 Cash Distributions paid as declared - March 2001 - December		$2.54	$1.64
2001
Inception to September 30, 2004 - Distributions paid as declared		$7.71	$5.21
*exchange rate based on the Bank of Canada noon rate on the payment date.

Net income (loss)
Canadian dollars (000s) except per unit	Three months ended		Nine months ended
amounts	September 30,		September 30,
	2004	2003	2004	2003

Net income (loss)	750	(2,003)	(4,578)	12,327
Per weighted average unit
- basic(1)	(0.02)	(0.05)	(0.13)	0.13
Per weighted average unit
- diluted(2)	(0.02)	(0.05)	(0.13)	0.13

(1) Based on weighted average number of trust units outstanding plus the number of trust units that would be issued upon conversion of exchangeable shares. Net income (loss) in the basic per trust unit calculations has been reduced by interest on the convertible debentures.

(2) Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares, conversion of the convertible debentures and pursuant to the unit option plan.

Provident Energy Trust 2004 Q3 [9 ]

In the third quarter net income of $0.8 million incorporated a loss of $19.7 million in the COGP business segment offset by USOGP and Midstream net income of $6.5 million and $13.9 million respectively. For the nine months ended September 30, 2004 a $4.6 million loss resulted from a $38.4 million loss in COGP partially offset by USOGP and Midstream net income of $9.0 million and $24.8 million respectively.

The small net income for the third quarter and net loss for the first nine months of 2004 is largely due to the implementation of CICA Accounting Guideline 13, "Hedging relationships." Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue hedge accounting for positions hedged with derivatives. Provident did not apply hedge accounting to the Commodity Price Risk Management Program and therefore has marked to market the outstanding derivatives as of September 30, 2004. This resulted in a non-cash charge of $10.1 million in the third quarter of 2004 and $28.1 million for the nine month period. In addition, under accounting guideline 13, Provident's December 31, 2003 mark to market opportunity cost position of $25.1 million was set up as a deferred derivative loss and will be amortized as a non-cash expense over the life of those derivatives. Amortization of this amount resulted in a non-cash charge of $5.7 million and $19.1 million in the quarter and nine months ended September 30 2004, respectively. The combined net non-cash pre-tax charge for the quarter and nine months attributed to accounting guideline 13 was $15.8 million and $47.1 million respectively. On an after tax basis the impact was $10.0 million for the quarter and $29.9 million for the nine month period. In future periods, the non-cash mark to market expense or recovery (recorded as loss or gain on non-hedging derivative instruments) may be significant depending on Provident's derivative portfolio and the change in market prices during those periods.

The third quarter of 2003 loss was $2.0 million. On a year to date basis in 2003 net income of $12.3 million was reduced by an $18.6 million non-cash charge associated with the management internalization offset by a $33.2 million future tax recovery that resulted from changes to Canadian tax legislation. Further, the 2003 comparative figures for the net income have been restated for the retroactive application of the Asset Retirement Obligation accounting standard.

Taxes

	Three months ended		Nine months ended
	September 30,		September 30,
(000s except per unit data)	2004	2003	2004	2003

Capital taxes	$ 1,202	$ 619	$ 3,374	$ 2,445
Current and withholding taxes	326	-	618	-
Future income taxes (recovery)	(12,991)	(5,071)	(30,577)	(33,238)

Third quarter 2004 future income tax recovery of $13.0 million compares to a recovery of $5.1 million in the comparable quarter in 2003. Year to date, the 2004 recovery of $13.0 million compares to a $30.6 million recovery for the comparable 2003 period. In 2004, both the current quarter recovery and year to date recovery reflect the losses recorded due to Accounting Guideline 13 in respect of hedging relationships. The $33.2 million recovery reported in the comparable 2003 nine month period reflects the federal tax rate reduction from the 2003 federal budget that reduced federal tax rates on resource profits from 27 percent to 21 percent by 2007. The 2003 comparative figures for future income taxes (recovery) have also been restated to reflect an adjustment due to the retroactive application of the Asset Retirement Obligation accounting standard.

Capital taxes include the Saskatchewan Resource surcharge and federal and provincial large corporation taxes. Current and withholding taxes reflect US taxes that are incurred on operations associated with Provident's June 15, 2004 acquisition of US based Breitburn Energy.

Provident Energy Trust 2004 Q3 [10 ]

Interest expense

Canadian dollars (000s) except per unit	Three months ended		Nine months ended
amounts	September 30,		September 30,
	2004	2003	2004	2003

Interest on long-term debt	$ 3,378	$ 2,313	$ 8,451	$ 6,792
Weighted-average interest rate	4.1%	4.2%	4.2%	4.3%

Interest expense increases for the quarter and year to date reflect increased debt levels as a result of corporate growth.

Financial Instruments

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program has been in place since the inception of the Trust to help manage the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. Provident uses a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI crude oil and AECO natural gas prices and Cdn/US exchange rate hedges.

The COGP business unit recorded an opportunity cost of $20.6 million in the quarter with $17.3 million related to crude oil ($11.65 per barrel) and $3.3 million related to natural gas ($0.42 per mcf). The opportunity cost for the third quarter of 2004 was $6.91 per boe. For the comparable quarter in 2003 the COGP program recorded an opportunity cost of $9.6 million with $4.6 million related to crude oil ($3.35 per barrel) and $5.0 million related to natural gas ($0.74 per mcf), or $3.78 per boe.

The USOGP business unit recorded an opportunity cost of $0.3 million ($1.02 per barrel) in the quarter, all related to crude oil.

The Midstream business unit recorded an opportunity cost of $3.2 million in the quarter primarily on propane and ethane price stabilization hedging activities with no quarterly comparative for 2003.

For the nine months ended September 30, 2004 the COGP program recorded an opportunity cost of $46.9 million with $38.5 million related to crude oil ($9.89 per barrel) and $8.4 million related to natural gas ($0.42 per mcf), or $6.16 per boe. For the comparable period in 2003 the program recorded an opportunity cost of $44.1 million with $20.0 million related to crude oil ($5.32 per barrel) and $24.1 million related to natural gas ($1.16 per mcf), or $5.83 per boe.

Year to date the midstream business unit recorded an opportunity cost of $3.5 million primarily on propane and ethane price stabilization hedging activities with no comparative for 2003.

At September 30, 2004 the mark to market value of open contracts was in a loss position of $54.2 million based on commodity prices prevailing at that date. This amount has been reflected in the financial statements of the Trust pursuant to Accounting Guideline 13 in respect of accounting for financial instruments.

A table summarizing Provident's aggregate position under the Commodity Price Risk Management Program as at September 30, 2004 is available on Provident's website at www.providentenergy.com.

Provident Energy Trust 2004 Q3 [11 ]

Acquisitions

Provident completed three major corporate acquisitions during the nine months ended September 30, 2004. On June 1, 2004 Provident closed the concurrent acquisitions of Olympia Energy Inc, and Viracocha Energy Inc. by way of amalgamations with Provident Energy Ltd. On June 15, 2004, Provident acquired 92 percent of Breitburn Energy LLC, a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The three acquisitions added $485.2 million to property plant and equipment and $228.5 million to goodwill in total and various other asset and liability accounts were affected. In total, 39.2 million units were issued to finance the acquisitions for ascribed values and cash totaling $434.9 million, 2.7 million exchangeable shares were issued for ascribed values totaling $30.2 million and $50.0 million of convertible unsecured subordinated debentures were issued as part of the Breitburn financing. The transactions have all been accounted for using the purchase method.

On October 4, 2004 Provident, through the Breitburn Energy LP, closed the acquisition of certain properties in California (the Orcutt field) for $58.0 million.

Goodwill

Goodwill is calculated as the residual of acquisition cost less the fair market value of the assets acquired and liabilities assumed. Goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs. The impairment test includes, amongst other variables, a comparison of the net book value of the Trust's assets to the market value of the Trust's equity.

Liquidity and Capital Resources

Canadian dollars (000s) except per unit	September 30,	December 31,
amounts	2004	2003

Long-term debt	324,018	236,500
Working capital (surplus)/deficit	47,476	(18,552)
Net debt	371,494	217,948

Equity (at book value)	1,125,370	679,228

Total capitalization at book value	1,496,864	897,176

Net debt as a percentage of total	25%	24%
book value capitalization

Provident Energy Trust 2004 Q3 [12 ]

Bank debt and working capital

During the third quarter Provident agreed to increase its term credit facility to $410.0 million. As at September 30, 2004 Provident had drawn on 79 percent of its term credit facility as compared to 71 percent drawn on its $335.0 million term credit facility as of December 31, 2003. The increase in the percentage drawn and in the level of debt was due to expenditures on acquisitions, and capital expenditures. The U.S. subsidiary has a $5.0 million U.S. demand facility, which is guaranteed by a letter of credit drawn on the term-credit facility. The October 4, 2004 issue of equity subsequent to the balance sheet date was used to acquire the Orcutt field in California with the remaining balance applied to long-term debt.

At September 30, 2004 Provident had letters of credit guaranteeing Provident's performance under certain commercial contracts that totaled $36.8 million, increasing bank line utilization to 88 percent. The guarantees are associated with the midstream business unit and at December 31, 2003 guarantees totaled $12.3 million.

Provident's working capital decreased by $59.9 million as at September 30, 2004. Of this amount $54.2 million of the decrease was due to incorporating balance sheet accounts for unrealized hedging losses as required by the implementation of accounting guideline 13, "Hedging Relationships" (see changes in accounting policy in this MD&A), offset by a $2.4 million increase in petroleum product inventory, while $8.1 million was due to changes in miscellaneous working capital accounts, largely reflecting the corporate acquisitions and increased drilling activity in the quarter.

Convertible subordinated debentures

Canadian dollars (000s) except per unit	Three months ended		Nine months ended
amounts	September 30,		September 30,
	2004	2003	2004	2003
Interest on 10.5% convertible debentures	1,321	1,322	3,942	4,375
Conversions on 10.5% convertible	3	-	28	14,350
debentures

Interest on 8.75% convertible debentures	1,654	-	4,935	-
Conversions on 8.75% convertible	-	-	-	-
debentures

Interest on 8.0% convertible debentures	942	-	942	-
Conversions on 8.0% convertible	-	-	-	-
debentures

Total interest on convertible debentures	3,917	1,322	9,819	4,375
Total conversions on convertible	3	-	28	14,350
debentures

The Trust's debentures net of issue costs are currently classified in Unitholders' Equity as the principal amount of the debentures can be settled with either trust units or cash at the time of maturity. Interest on the Debentures is included in Unitholders' Equity as accumulated interest on convertible debentures.

Provident Energy Trust 2004 Q3 [13 ]

Non-controlling interest

Non-controlling interest arose from Provident's acquisition of 92 percent of Breitburn Energy of Los Angeles, California.

Canadian dollars (000s) except per unit amounts	Three months ended
September 30, 2004
Opening non-controlling interest, June 30, 2004	13,820
Non-controlling interest in earnings for the period	566
Distribution payable to non-controlling interest holders	(563)
Closing non-controlling interest, September 30, 2004	13,823

Additional investments by Provident in Breitburn Energy LP have reduced the non-controlling interest percentage at September 30, 2004 to approximately 7.2 percent.

Trust Units and Exchangeable shares

In the first nine months of 2004 the Trust issued 1.6 million units (conversion amount $14.3 million) on conversion of exchangeable shares to units and issued 1.1 million units for the quarter (conversion amount $9.7 million) (first nine months of 2003 - 4.9 million units with a conversion amount of $47.9 million; third quarter of 2003 - 0.8 million units with a conversion amount of $6.8 million). The Trust also issued a small number of units on conversion of convertible debentures and pursuant to the stock option plan. Details of these issues are outlined in the notes to the financial statements. 1.3 million units were issued or are to be issued resulting from Provident's DRIP program (proceeds of $14.4 million (0.5 million for the quarter for proceeds of 6.1 million) (first nine months of 2003 - 2.1 million units for proceeds of $21.6 million; third quarter of 2003 - 0.5 million units with proceeds of $5.3 million).

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22, 2004 public offering. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout 2004 have and will be used to finance the company's 2004 capital budget.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively. 1.325 million exchangeable shares of Provident Energy Ltd. were issued pursuant to each transaction as well for a total of 2.65 million additional exchangeable shares. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2006, subject to extension at the option of the Offeror. The exchange ratio for these shares is calculated with reference to the distributions.

On July 6, 2004 the Trust issued 13.1 million units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) pursuant to a June 17, 2004 public offering. Proceeds from the issue applied to pay down the bridge financing used in the Breitburn Energy LLC acquisition.

Provident Energy Trust 2004 Q3 [14 ]

On October 4, 2004 the Trust closed a bought deal issuing 11.48 million units at $10.95 per unit in financing, for net proceeds (after underwriters' fees) of $119.4 million. Proceeds were used to fund the Orcutt acquisition ($60.0 million) and to repay bank debt.

Capital expenditures and funding

Canadian dollars (000s) except per unit	Three Months Ended		Nine Months Ended
amounts	September 30,		September 30,
	2004	2003	2004	2003
Capital Expenditures and Funding
Capital Expenditures
Capital expenditures and site
restoration	(27,553)	(6,174)	(51,846)	(25,968)
Property acquisitions	(3,991)	-	(8,709)
Corporate acquisitions	(1,300)	(292,138)	(173,657)	(292,502)
Property dispositions	-	7,396	7,114	9,950
Net capital expenditures	(32,844)	(290,916)	(227,098)	(308,520)

Funded By
Adjusted cash flow net of declared
distributions	7,587	(1,425)	14,311	436
Proceeds of bridge financing	-	-	158,184	-
Repayment of bridge financing	(158,184)	-	(158,184)	-
Issue of convertible debentures, net of cost	48,000	71,800	48,000	71,800
Issue of trust units, net of cost; excluding
DRIP	130,244	166,291	180,881	167,444
DRIP proceeds	6,028	5,238	14,361	21,579
Reimbursement for leasehold
improvements	-	1,437	-	1,437
Change in working capital	(11,522)	32,875	(14,100)	20,824
Increase (decrease) in long term bank debt	10,821	14,700	(16,225)	25,000
	32,844	290,916	227,098	308,520

Note: The above table does not include the amount attributed to acquisitions where consideration was paid by issuing units of the trust.

Capital expenditures were funded by a combination of DRIP proceeds, proceeds received on non-core property dispositions, cash flow, equity and debt. Provident's strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through DRIP and other equity if needed.

Provident Energy Trust 2004 Q3 [15 ]

Asset retirement obligation

Canadian dollars (000s) except per unit	Three Months Ended		Nine Months Ended
amounts	September 30,		September 30,
	2004	2003	2004	2003
Carrying amount, beginning of period	43,133	33,134	33,182	32,645
Increase in liabilities during the period	680	217	12,087	347
Settlement of liabilities during the period	(1,150)	(929)	(3,822)	(1,656)
Accretion expense	636	543	1,852	1,629
Carrying amount, end of period	43,299	32,965	43,299	32,965

The asset retirement obligation (ARO) increased by $0.2 million to $43.3 million during the third quarter of 2004 and by $10.1 million year to date. The increase in the ARO balance in the quarter is primarily associated with the Trust's on-going drilling program offset by expenditures on asset retirement.

The Trust's asset retirement obligation is based on the Trust's net ownership in wells and facilities and management's estimate of the costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred. Retirement obligations associated with the Midstream assets, including the Redwater facility, the Younger Plant and the liquids gathering system assets have settlement dates very far in the future with immaterial current values.

The total undiscounted amount of future cash flows required to settle asset retirement obligations is estimated to be $151.7 million. Payments to settle asset retirement obligations occur over the operating lives of the assets estimated to be from zero to 50 years. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of 7 percent and an inflation rate of 2 percent.

Non-cash general and administrative

Non-cash general and administrative includes expenses or recoveries associated with Provident's unit option plan. Provident accounts for the unit option plan using the intrinsic value of the option, for unexercised options at the financial statement dates. Compensation expense associated with the options is deferred and recognized in earnings over the vesting period of the options. Provident recorded an expense of $1.9 million in the third quarter of 2004 (2003 - nil) and $1.2 million year to date (2003 - nil).

Provident Energy Trust 2004 Q3 [16 ]

Canadian OGP Segment (COGP)

Crude oil price

The following prices are net of transportation expense.

	Three months ended			Nine months ended
	September 30,			September 30,
	2004	2003	%	2004	2003	%
			Change			Change
Oil per barrel
WTI (US$)	$43.85	$30.24	45	$39.14	$30.97	26
Exchange rate (from US$ to Cdn$)	$1.31	$1.38	(5)	$1.33	$1.43	(7)
WTI expressed in Cdn$	$57.44	$41.73	38	$52.06	$44.29	18
COGP realized crude oil and natural
gas liquids price before hedging
(Cdn$)	$41.41	$28.56	45	$37.17	$32.03	16
COGP realized light/medium oil
price before hedging (Cdn$)	$46.68	$33.49	39	$43.12	$37.03	16
COGP realized heavy oil price before
hedging (Cdn$)	$34.23	$24.17	42	$29.84	$26.19	14
COGP realized natural gas liquids
price before hedging (Cdn$)	$40.88	$28.26	45	$39.75	$36.33	9

Provident's 2004 third quarter pre-hedged realized oil and natural gas liquids price increased 45 percent to $41.41 compared to $28.56 in the comparable 2003 quarter. The increase was caused by a 45 percent increase in WTI as well as an increase in light/medium oil as a percentage of total liquids production offset by a stronger Canadian dollar relative to the U.S. dollar, and increased differentials between WTI and realized heavy oil prices.

For the nine months ended September 30, 2004 Provident's pre-hedged oil and natural gas liquids price increased by only 16 percent to average $37.17 compared to $32.03 in the comparable 2003 period. This reflects a 26 percent increase in WTI largely offset by the increase in value of the Canadian dollar versus the US dollar, and increased differentials between WTI and realized heavy oil prices.

Natural gas price

The following prices are net of transportation expense.

	Three months ended			Nine months ended
	September 30,			September 30,
	2004	2003	%	2004	2003	%
			Change		Change

AECO monthly index (Cdn$) per	$6.67	$6.29	6	$6.69	$7.06	(5)
mcf
Corporate natural gas price per mcf
before hedging (Cdn$)	$6.47	$5.88	10	$6.61	$6.94	(5)

Provident Energy Trust 2004 Q3 [17 ]

Provident's 2004 third quarter pre-hedged realized natural gas price at $6.47 per mcf was 10 percent above the $5.88 received in the comparable 2003 quarter. On a nine month basis to September 30, 2004 the per mcf pre-hedged natural gas price received by Provident of $6.61 was 5 percent below the $6.94 per mcf received in the comparable nine month period in 2003. This corresponds to the AECO monthly index average of $6.69 for the nine months ended September 30, 2004 compared to $7.06 for the comparable 2003 nine month period.

Production

	Three months ended			Nine months ended
	September 30,			September 30,
	2004	2003	%	2004	2003	%
			Change		Change
Daily production
Crude oil - Light/Medium (bpd)	9,387	6,748	39	7,564	6,932	9
- Heavy (bpd)	6,770	7,495	(10)	6,632	6,818	(3)
Natural gas liquids (bpd)	1,782	1,276	40	1,393	1,175	19
Natural gas (mcfd)	87,078	73,090	19	72,941	76,598	(5)
Oil equivalent (boed) (1)	32,453	27,701	17	27,746	27,691	-

(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident's COGP production in the third quarter averaged 32,452 boed, a 17 percent increase above the comparable period in 2003. Production volumes added from the Olympia and Viracocha acquisitions offset by natural production declines partly contributed to the increase. Additional third quarter production came from Provident's 2004 drilling program with some delays in production due to weather.

For the nine months ended September 30, 2004, Provident's production averaged 27,746 boed, consistent with the comparable 2003 period. Excluding the volumes associated with the acquisitions, Provident's previous production base decrease due primarily to natural production declines and dispositions partially offset by volumes added through development activities. As mentioned in the previous paragraph, Provident's 2004 development activities have been hampered by poor weather conditions in the first and second quarters, which delayed overall development activities.

Provident's production of approximately 32,452 boed as at September 30, 2004 incorporating the production added from the Olympia and Viracocha acquisitions is weighted 45 percent natural gas, 21 percent conventional heavy oil and 34 percent medium/light crude oil and natural gas liquids. Provident does not have any single property making up greater than 10 percent of daily production.

Provident Energy Trust 2004 Q3 [18 ]

Revenue and royalties

	Three months ended			Nine months ended
	September 30,			September 30,
(000s) except per unit amounts	2004	2003	%	2004	2003	%
			Change		Change
Oil
Revenue	$61,257	$37,461	64	$143,241	$118,839	21
Realized loss on non-hedging
derivative instruments	(17,312)	(4,649)	272	(38,486)	(19,981)	93
Royalties (net of ARTC)	(12,171)	(7,622)	60	-	(22,681)	26
Net revenue	$31,774	$25,190	26	$76,100	$76,177	-
Net revenue (per barrel)	$21.38	$19.22	11	$19.56	$20.29	(4)
Royalties as a percentage of revenue	19.9%	20.3%		20.0%	19.1%

Natural gas
Revenue	$51,817	$39,643	31	$132,067	$146,785	(10)
Realized loss on non-hedging
derivative instruments	(3,333)	(4,991)	(33)	(8,368)	(24,117)	(65)
Amortization of deferred hedging	-	(250)	(100)	-	(743)	(100)
Royalties (net of ARTC)	(13,414)	(7,957)	69	(29,706)	(31,953)	(7)
Net revenue	$35,070	$26,445	33	$93,993	$89,972	4
Net revenue (per mcf)	$4.38	$3.93	11	$4.70	$4.3	9
Royalties as a percentage of revenue	25.9%	20.1%		22.5%	21.8%

Natural gas liquids
Revenue	$6,701	$3,318	102	$15,172	$11,652	30
Royalties	(1,666)	(844)	97	(4,028)	(3,635)	11
Net revenue	$5,035	$2,474	104	$11,144	$8,017	39
Net revenue (per barrel)	$30.71	$21.07	46	$29.20	$24.99	17
Royalties as a percentage of revenue	24.9%	25.4%		26.5%	31.2%	(15)

Total
Revenue	$119,775	$80,422	49	$290,480	$277,277	5
Realized loss on non-hedging
derivative instruments	(20,645)	(9,640)	114	(46,854)	(44,098)	6
Amortization of deferred hedging	-	(250)	(100)	-	(743)	(100)
Royalties (net of ARTC)	(27,251)	(16,423)	64	(62,389)	(58,269)	7
Net revenue	$71,879	$54,109	34	$181,237	$174,167	4
Net revenue per boe	$24.07	$21.23	14	$23.84	$23.04	3
Royalties as a percentage of revenue	22.8%	20.4%		21.5%	21.0%

Note: the above figures are presented net of transportation expenses.

Total COGP revenue for the third quarter of 2004 was $120.2 million, and increase of 50 percent from $80.4 million for the third quarter of 2003. The increased revenue, driven by growth, was partly offset by higher cash hedging losses as well as increased royalty expenses.

Provident Energy Trust 2004 Q3 [19 ]

Production expenses

(000s) except per unit	Three Months Ended			Nine months ended
amounts	September 30,			September 30,
	2004	2003	%	2004	2003	%
			change			change
Production expenses	$27,010	$19,020	42	$63,899	$54,743	16
Production expenses (per	$8.96	$7.46	20	$8.41	$7.24	16
boe)

Production expenses for the third quarter of 2004 increased 42 percent to $27.0 million from $19.0 million in the comparable 2003 quarter. The dollar increase is mainly attributable to the operating costs associated with the acquisitions of Olympia and Viracocha. Operating costs increased 20 percent to $8.96 per boe from $7.46 per boe in the comparable 2003 quarter on a unit of production basis. Increased power, processing and servicing and workover costs driven largely by the higher commodity price environment account for the majority of the per boe increase.

Year to date operating costs of $8.41 per boe were 16 percent above the $7.24 recorded in the comparable 2003 period. The increase reflects the increased activity in downhole maintenance and turnarounds and continued higher costs associated with the higher commodity price environment.

In the current commodity price environment of WTI in excess of US$50 per barrel and AECO above CDN$8.00/GJ, sustainable high electricity costs and processing charges, somewhat offset by reduced fourth quarter optimization activities as compared to the third quarter, will result in Provident's Canadian operating costs averaging $8.00 to $8.50 per boe range for the fourth quarter of 2004.

General and administrative

The following table does not incorporate the COGP portion of non-cash general and administrative charges associated with Provident's unit option plan. Year to date a non-cash expense of $1.0 million has been recorded and an expense of $1.7 million was booked in the third quarter.

	Three Months Ended			Nine months ended
	September 30,			September 30,
(000s) except per unit	2004	2003	%	2004	2003	%
amounts			change		change
Cash general and administrative	$4,277	$3,477	23	$12,521	$10,045	25
Cash general and administrative
per boe	$1.43	$1.36	5	$1.65	$1.33	24

General and administrative expenses in the third quarter increased 23 percent to $4.3 million compared to $3.5 million in the third quarter of 2003. Year to date, general and administrative expenses increased 25 percent to $12.5 million compared to $10.0 million for the comparable period in 2003. The increase in general and administrative expenses reflects additional costs associated with an increase in staff, rent, insurance and compliance and reporting costs.

General and administrative costs for the third quarter were $1.43 per boe. For the remainder of 2004, on a boe basis, general and administrative costs for Canada are expected to trend in the $1.55 per boe range. The Canadian operations are capable of absorbing additional production, particularly in existing core areas, with minor increases to general and administrative expenses.

Provident Energy Trust 2004 Q3 [20 ]

Operating netback

Operating netbacks have transportation expense netted against gross production revenue.

	Three Months Ended			Nine months ended
	September 30,			September 30,
	2004	2003	%	2004	2003	%
		change			change
Netback per boe
Gross production revenue	$ 40.25	$ 31.56	28	$ 38.26	$ 36.68	4
Cash hedging	(6.91)	(3.78)	83	(6.16)	(5.83)	6
Realized revenue	33.34	27.78	20	32.10	30.85	4

Royalties (net of ARTC)	(9.13)	(6.44)	42	(8.21)	(7.71)	6

Operating costs	(8.96)	(7.46)	20	(8.41)	(7.24)	16
	$ 15.25	$ 13.88	10	$ 15.48	$ 15.90	(3)

Third quarter 2004 operating netbacks were 10 percent higher than 2003 comparables at $15.25 per boe compared to $13.88. The increase in the netback is due to higher realized commodity prices offset by increased opportunity costs on hedging activities and higher operating and royalty costs.

For the nine months ended September 30, 2004 the operating netback is three percent lower than the comparable 2003 period at $15.48 per boe versus $15.90 per boe. The decrease in the netback is due to higher realized commodity prices being more than offset by higher operating costs and opportunity costs on hedging.

Depletion, depreciation and accretion (DD&A)

	Three Months Ended		Nine months ended
	September 30,		September 30,
Canadian dollars (000s except per	2004	2003	2004	2003
unit data)

DD&A	$46,327	$35,740	$114,956	$104,106
DD&A per boe	$15.52	$14.02	$15.12	$13.77

For the third quarter of 2004 DD&A includes accretion expense associated with asset retirement obligation of $0.6 million and the retroactive adoption of the ARO accounting guideline booked $0.5 million in the third quarter of 2003. On a year to date basis 2004 DD&A includes accretion expense associated with asset retirement obligation of $1.8 million and the retroactive adoption of the ARO accounting guideline booked $1.5 million in the comparable period in 2003.

Provident Energy Trust 2004 Q3 [21 ]

Capital expenditures

	Three Months Ended		Nine months ended
	September 30,		September 30,
Canadian dollars (000s except per	2004	2003	2004	2003
unit data)

Lloydminster	$4,205	$1,723	$5,416	$10,731
West central and southern Alberta	8,099	3,020	15,886	8,638
Southeast and southwest	5,511	322	17,609	1,961
Saskatchewan
Office and other	400	472	945	2,749
Total additions	$18,215	$5,537	$39,856	$24,079

Property acquisitions	$742	$-	$5,460	$-

Dispositions	$-	$7,396	$7,114	$9,950

Provident's capital expenditures are partly funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into Trust Units. Provident directs proceeds from the DRIP program, along with the proceeds from asset dispositions, towards the capital expenditure budget.

Provident spent $18.2 million in the third quarter of 2004 of which $4.2 million was spent in the Lloydminster core area on drilling nine heavy oil wells, several well optimizations and pipeline construction. $8.1 million was spent in the west central and southern Alberta core areas on operated and non-operated drilling activities combined with well optimizations and facility upgrades. $5.5 million was spent in southeast and southwest Saskatchewan primarily on operated drilling activity and re-completions. $0.4 million was spent on office and other.

Provident incurred $5.5 million of capital expenditures in the third quarter of 2003 primarily associated with completing wells drilled in the second quarter of 2003 in the Lloydminster core area and facility upgrades and optimization projects in west central and southern Alberta.

In the nine months ended September 30, 2004, Provident spent $5.4 million in the Lloydminster core area on drilling, re-completions, equipping and seismic activity. $15.9 million was spent in the west central and southern Alberta core areas on drilling activities, re-completions and facility upgrades. Provident spent $17.6 million in southeast and southwest Saskatchewan core areas on acquiring mineral rights, drilling and re-completions. $0.9 million was spent on additional capital for office and other.

In the first nine months of 2003, Provident incurred capital expenditures of $24.1 million, of which $10.7 million was spent in the Lloydminster core area drilling 24 heavy oil wells, in addition to expenditures on facilities, re-completions and land holdings. In west central and southern Alberta $8.6 million was spent on facility and optimization projects. Southeast and southwest Saskatchewan capital expenditures of $2.0 million were directed at drilling, re-completions and facility projects. The remaining $2.8 million was spent primarily on Provident's head office move and leasehold improvements.

Provident Energy Trust 2004 Q3 [22 ]

U.S. OGP Segment

The USOGP business unit incorporates activities from Provident's subsidiary, Breitburn Energy LP, an oil and gas exploitation and production business based in Los Angeles, California.

Crude oil price

Three
months
ended
September
30,
2004
Oil per barrel
WTI (US$)	$43.85
Exchange rate (from US$ to Cdn$)	$1.31
WTI expressed in Cdn$	$57.44
USOGP realized crude oil and natural gas liquids price before
hedging (Cdn$)	$52.90
USOGP realized light/medium oil price before hedging (Cdn$)	$52.94
USOGP realized natural gas liquids price before hedging (Cdn$)	$47.63

The USOGP oil production is primarily light, sweet crude which attracts prices with a relatively small differential to benchmark prices.

Natural gas price

Three months
ended
September 30,
2004

USOGP natural gas price per mcf
before hedging (Cdn$)	$7.67

Production

Three months
ended
September 30,
2004
Daily production
Crude oil - Light/Medium (bpd)	3,287
Natural gas liquids (bpd)	21
Natural gas (mcfd)	1,564
Oil equivalent (boed) (1)	3,569

(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy Trust 2004 Q3 [23 ]

USOGP production in the second quarter was affected by timing delays on certain drilling activities. Drilling activities are currently planned for the fourth quarter. Production additions from these projects will commence in the fourth quarter.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties (of $0.3 million year to date) on behalf of third parties.

Three months
ended
September 30,
(000s) except per unit amounts	2004

Oil
Revenue	$16,007
Realized loss on non-hedging derivative instrument	(344)
Royalties	(1,531)
Net revenue	$14,132
Net revenue (per barrel)	$46.74
Royalties as a percentage of revenue	9.6%

Natural gas
Revenue	$1,103
Realized loss on non-hedging derivative instrument	-
Royalties	(140)
Net revenue	$963
Net revenue (per mcf)	$6.69
Royalties as a percentage of revenue	12.7%

Natural gas liquids
Revenue	$94
Royalties	(5)
Net revenue	$89
Net revenue (per barrel)	$45.04
Royalties as a percentage of revenue	5.3%

Total
Revenue	$17,204
Realized loss on non-hedging derivative instrument	(344)
Royalties	(1,676)
Net revenue	$15,184
Net revenue per boe	$46.25
Royalties as a percentage of revenue	9.7%

Note: the above figures are presented net of transportation expenses.

Provident Energy Trust 2004 Q3 [24 ]

Production expenses

Three Months
ended
(000s) except per unit amounts	September 30,
2004
Production expenses	$5,167
Production expenses (per boe)	$15.74

As discussed in the production section, timing delays on drilling activities combined with less than expected incremental production from third quarter drilling activities have contributed to a third quarter operating cost of $15.74 per boe.

General and administrative

Three Months
ended
September 30,
(000s) except per unit amounts	2004
Cash general and administrative	$1,461
Cash general and administrative per boe	$4.45

General and administrative expenses in the USOGP unit are expected to increase slightly in absolute terms with the Orcutt acquisition (which was completed in October 2004), but to slightly decrease on a per unit (boe) basis. The U.S. operations are capable of absorbing additional production, particularly in core areas, with minor increases in general and administrative expenses.

Operating netback

Three Months
ended
September 30,
2004
Netback per boe
Gross production revenue	$52.40
Cash hedging	(1.05)

Realized revenue	51.35

Royalties	(5.10)

Operating costs	(15.74)
$30.51

Despite higher than expected operating costs operating netbacks remained strong in the third quarter due to high commodity prices.

Provident Energy Trust 2004 Q3 [25 ]

Income taxes and cash taxes

Three Months
ended
September 30,
(000s) except per unit amounts	2004

Current and withholding taxes	$326

Current and withholding taxes include current US federal and state income taxes as well as accrued or paid US withholding taxes on distributions which have been or will be made from Breitburn Energy LP to Provident.

Depletion, depreciation and accretion (DD&A)

Three Months
ended
September 30,
Canadian dollars (000s except per unit data)	2004

DD&A	$2,314
DD&A per boe	$7.05

Capital expenditures

USOGP capital expenditures for the quarter ended September 30, 2004 totaled $8.2 million. A property acquisition of $3.2 is included in the total and drilling and related expenditures in the West Pico and Santa Fe Springs areas account for most of the rest of the capital expenditures in USOGP.

Provident Energy Trust 2004 Q3 [26 ]

Midstream Services and Marketing Review

The assets

The Midstream business unit processes natural gas liquids (NGL) at the Redwater fractionation, storage and transportation facility located near Edmonton, Alberta. The integrated Redwater system is comprised of three core assets:

  100 percent ownership of the Redwater NGL Fractionation Facility, a 65,000 barrels per day (bbl/d) fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN and CP rail, two propane truck loading facilities, and six million gross barrels of salt cavern storage. The facility can process high-sulphur NGL streams and is one of only two facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

  43.3 percent ownership of the 38,500 bbl/d Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies 16,700 bbl/d of net NGLs for processing at Redwater.

  100 percent ownership of the 565 kilometer proprietary Liquids Gathering System that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline that extends the product delivery transportation network through to the Redwater fractionation facility.

The majority of the property, plant and equipment are depreciated over 30 years on a straight-line basis reflecting the long useful life of these assets.

Midstream services

Provident's midstream services offer customers several types of services and contractual arrangements, which include:

Fee for service processing - ("Transportation and Fractionation - T&F"): In these arrangements, NGL owners (typically natural gas producers) deliver to Provident their NGLs and pay fees for the transportation, processing, fractionation, storage and distribution of their NGL barrels and are responsible for the marketing of their product.

Fixed margin processing: This service involves NGL owners delivering their product to Provident with Provident taking title and paying the NGL owner an amount that is the difference between a delivery price of raw NGLs that is discounted to postings and the posted price in that month for the finished products (this is the "fixed margin"). The discounted purchase price that Provident pays for the product covers the costs of transportation, fractionation, storage, marketing and distribution of the NGLs.

Storage: NGL owners pay fees to store their NGLs.

Transport and Distribution: NGL owners pay fees to transport NGLs through the LGS pipeline and use rail and truck loading facilities.

The contracts

At the Redwater facility, approximately 75% of the available capacity is contracted through fee-for-service or fixed margin arrangements with major oil and natural gas producers and petrochemical businesses. As a result of these contracts, approximately 68% of Redwater's system volume is contracted for 10 years or longer.

Provident Energy Trust 2004 Q3 [27 ]

Fractionation plant capacity and throughput

The Redwater facility was constructed between 1996 and 1998. It is the most modern facility of its type in Canada and is currently designed for throughput capacity of 65,000 bpd of NGLs with an expectation to average approximately 63,000 bpd.

Operations

Third quarter throughput at the Redwater fractionation facility averaged 55,759 bpd. September was one of the best operating months with an average of 66,086 bpd of throughput. An outage on a liquids gathering system contributed to a reduction in mix inventory at the end of the quarter. This outage has been substantially mitigated through deliveries on alternative pipelines. Throughput for the nine months ended September 30, 2004 averaged 54,418 bpd.

Revenues

Third quarter of 2004 product sales and services revenues of $290.9 million and nine month revenues of $742.6 million include T&F processing, fixed margin processing, revenues generated through storage and distribution services and oil sales generated through oil marketing activities. The majority of NGL revenues are earned pursuant to the long-term contracts and annual evergreen purchase and sales commitments.

Cost of goods sold

The cost of goods sold of $266.6 million for the third quarter and $674.8 million year-to-date relates to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased the natural gas liquids and to oil purchased pursuant to oil marketing activities. The NGL costs would be applicable to the fixed margin contracts and a small percentage of volume delivered from the Younger facility on which Provident retains fractionation risk. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments.

Other expenses

The plant has modern technology and low cost operations compared to other existing North American facilities of this type. Third quarter 2004 operating costs of $8.0 million included costs associated with a scheduled turnaround at the Redwater plant. Year to date operating costs were $27.9 million. General and administrative expenses of $1.7 million for the quarter (nine month period-$4.1 million), interest of $1.3 million for the quarter (nine month period-$3.3 million), and depreciation of $2.3 million for the quarter (nine month period-$6.8 million) are estimated by management to be representative of normal operations for a quarter.

Crude oil marketing

In the third quarter of 2004 $59.7 million of revenue (included in the Midstream Services and Marketing revenue) was generated from marketing other producers' crude oil (year-to-date $142.5 million) with no comparative figures for 2003. Management estimates that marketing of third party volumes, combined with certain Provident crude oil volumes, will provide better producer netbacks than can be achieved through third party marketers.

Provident Energy Trust 2004 Q3 [28 ]

Critical Accounting Policies

Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident's financial position. And also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident's historical experience, management's experience, and other factors that, in management's opinion, are relevant and appropriate. Management assumptions may change over time as further experience is gained or as operating conditions change.

Details of Provident's critical accounting policies are as follows:

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident's share of estimated total proved oil and natural gas reserve volumes before royalties. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident's financial results. To mitigate these risks management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident's Canadian reserves. For Provident's US based assets management utilizes Cawley, Gillespie & Associates, Inc. and Netherland, Sewell & Associates, Inc., independent engineering firms, to reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident's financial results.

Asset retirement obligation

The new Canadian Institute of Chartered Accountants ("CICA") standard for Asset Retirement Obligations changes the method of accounting for certain site restoration costs. Under the new standard, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis, when incurred. The value of the related assets are increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident's financials results.

Provident Energy Trust 2004 Q3 [29 ]

Changes in Accounting Policies

Hedging relationships

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and determined that none of the derivative instruments qualified for hedge accounting.

At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items. The earnings impact was a $5.7 million and $19.1 million loss before taxes respectively for the quarter and for the nine month period ended September 30, 2004 recorded in unrealized loss on non-hedging derivative instruments on the Statement of Operations and Accumulated Loss.

At September 30, 2004 the Trust recorded a non-hedging derivative instrument payable of $54.2 million, being the mark to market loss position of the Trust's non-hedging derivative instruments at that date. As a result, the Trust recorded a loss on non-hedging derivative instruments of $10.1 million for the quarter and $28.0 million for the nine months ended September 30, 2004.

Full cost accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

  fluctuations in commodity price, exchange rates and interest rates;

  government and regulatory risk in respect of royalty and income tax regimes;

  operational risks that may affect the quality and recoverability of reserves;

  geological risk associated with accessing and recovering new quantities of reserves;

  transportation risk in respect of the ability to transport oil and natural gas to market; and

  capital markets risk and the ability to finance future growth.

Provident Energy Trust 2004 Q3 [30 ]

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

  Operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident.

  the Midstream NGL Assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

Provident strives to minimize these business risks by:

  employing and empowering management and technical staff with extensive industry experience;

  adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

  developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

  adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution.

  marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

  marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

  maintaining a low cost structure to maximize cash flow and profitability;

  maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

  adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

  maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Provident Energy Trust 2004 Q3 [31 ]

Provident Foreign Ownership Developments

In March of 2004, the Canadian government announced that it would change current legislation to ensure that all mutual fund trusts, including resources trusts, would be subject to a minimum 50 per cent Canadian ownership standard and that there would be withholding taxes on all distributions to non-residents of Canada. The specific legislation providing the details of the changes was tabled in mid-September. These changes require that Provident have no more than 50 percent foreign ownership by January 1, 2007.

In Provident's opinion, certain parts of this draft legislation are not workable and the general foreign ownership restriction is harmful to the Canadian economy. The legislation fails to recognize the value that foreign investment has had for Canada especially in the resource sector. Furthermore, Provident believes that efficient development of Canada's natural resources will continue to require large capital investment, which can best be accessed in an open market without a constraint on foreign ownership levels.

Provident has been working with other members of the Canadian Association of Income Funds (CAIF) to educate the government on the trust sector and the negative impact this legislation could have on the sector and its ability to access capital markets in an effort to get the legislation withdrawn or significantly modified. The CAIF has commissioned an independent study by HLB Decision Economics which shows that with the proposed 15 percent withholding tax on the entire portion of distributions to non-Canadian residents, the revenue to the federal government is not decreased but in fact may be increased by having a higher level of foreign ownership in trusts.

Should the new legislation be adopted as is, most trusts, including Provident, will have to change their capital structure so that they have "resident units" and "non-resident" units. It is difficult to know at this time how the legislation will read in final form, but Provident will undertake whatever measures it deems necessary to mitigate the potential negative impact the legislation will have on our unitholders.

Provident Energy Trust 2004 Q3 [32 ]

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three quarters ended September 30, 2004 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3
TSE - PVE.UN (Cdn$)
High	$11.55	$11.77	$11.43
Low	$9.21	$10.29	$10.19
Close	$10.76	$10.29	$11.20
Volume (000s)	13,156	25,275	26,858
AMEX - PVX (US$)
High	$9.06	$8.74	$8.96
Low	$7.59	$7.63	$7.70
Close	$8.24	$7.71	$8.88
Volume (000s)	36,172	48,255	50,024

Provident Energy Trust 2004 Q3 [33 ]

Quarterly table

	2004
	First	Second		Third
($000s except per unit amounts)	Quarter	Quarter		Quarter
Financial - consolidated
Revenue	$234,432	$218,304		$287,686
Cash flow	$39,212	$39,489		$57,993
Net income	$(2,251)	$(3,077)		$750
Unitholder distributions	$31,036	$35,039		$46,489
Distributions per unit	$0.36	$0.36		$0.36

Oil and gas production
Cash revenue	$54,865	$59,316		$89,129
Earnings before interest, DD&A,
taxes and other non-cash items	$30,741	$34,974		$51,767
Cash flow	$28,822	$31,392		$48,516
Net income	$(6,994)	$(8,688)		$(13,185)

Midstream services and marketing
Cash revenue	$233,031	$218,388		$287,679
Earnings before interest, DD&A and			$
taxes	$11,682	$8,945		10,986
Cash flow	$10,390	$8,097		$9,477
Net income	$4,743	$5,611		$13,935

Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861		12,674
Heavy oil (bpd)	6,588	6,537		6,770
Natural gas liquids (bpd)	1,130	1,267		1,803
Natural gas (mcfd)	63,859	68,007		88,642
Oil equivalent (boed)	24,326	27,000		36,021
Midstream services and marketing
Redwater throughput (bpd)	58,640	48,452		55,759

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl
(before hedges)	$39.00	$42.28		$46.68
Light/medium oil per bbl
(including hedges)	$26.15	$29.97		$32.78
Heavy oil per bbl
(before hedges)	$26.84	$28.26		$34.23
Heavy oil per bbl
(including hedges)	$22.80	$23.26		$25.72
Natural gas liquids per barrel	$37.03	$40.55		$40.88
Natural gas per mcf
(before hedges)	$6.40	$7.01		$6.47
Natural gas per mcf
(including hedges)	$6.31	$6.26		$6.05

Provident Energy Trust 2004 Q3 [34 ]

Quarterly table

2003
	First	Second	Third	Fourth	YTD
($000s except per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$ 66,710	$ 57,520	$ 67,622	$ 214,297	$ 406,149
Cash flow	$ 41,961	$ 31,571	$ 28,866	$ 33,308	$ 135,706
Net income	$ (8,743)	$ 23,073	$ (2,003)	$ 21,067	$ 33,394
Unitholder distributions	$ 33,091	$ 35,528	$ 28,969	$ 32,023	$ 129,611
Distributions per unit	$ 0.60	$ 0.60	$ 0.47	$ 0.39	$ 2.06

Oil and gas production
Cash revenue	$ 66,710	$ 57,520	$ 55,260	$ 54,468	$ 233,958
Earnings before interest, DD&A and
taxes	$ 26,845	$ 33,989	$ 31,517	$ 25,660	$ 118,011
Cash flow	$ 41,961	$ 31,571	$ 28,785	$ 24,385	$ 126,702
Net income	$ (8,743)	$ 23,073	$ (2,003)	$ 12,947	$ 25,274

Midstream services and marketing
Cash revenue	$ -	$ -	$ 23,713	$ 173,435	$ 197,148
Earnings before interest, DD&A and
taxes	$ -	$ -	$ 81	$ 10,243	$ 10,324
Cash flow	$ -	$ -	$ 81	$ 8,923	$ 9,004
Net income	$ -	$ -	$ 81	$ 8,039	$ 8,120

Operating
Oil and gas production
Light/medium oil (bpd)	7,285	6,770	6,748	6,454	6,812
Heavy oil (bpd)	6,245	6,700	7,495	7,151	6,902
Natural gas liquids (bpd)	1,085	1,162	1,276	1,145	1,167
Natural gas (mcfd)	83,924	72,898	73,090	68,657	74,596
Oil equivalent (boed)	28,602	26,781	27,701	26,193	27,314

Midstream services and marketing
Redwater throughput (bpd)	-	-	-	63,616	N/A

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl
(before hedges)	$ 43.64	$ 33.57	$ 33.49	$ 32.79	$ 36.02
Light/medium oil per bbl
(including hedges)	$ 32.04	$ 29.18	$ 28.24	$ 26.61	$ 29.09
Heavy oil per bbl
(before hedges)	$ 31.63	$ 23.47	$ 24.17	$ 20.61	$ 24.74
Heavy oil per bbl
(including hedges)	$ 24.63	$ 21.92	$ 22.16	$ 20.25	$ 22.09
Natural gas liquids per barrel	$ 45.13	$ 37.16	$ 28.26	$ 34.48	$ 35.87
Natural gas per mcf
(before hedges)	$ 7.94	$ 6.87	$ 5.88	$ 5.62	$ 6.63
Natural gas per mcf
(including hedges)	$ 6.49	$ 5.64	$ 5.14	$ 5.48	$ 5.71

Provident Energy Trust 2004 Q3 [35 ]

2002
Fourth
($000s except per unit amounts)	Quarter
Financial
Revenue	$66,212
Cash flow	$36,299
Net income	$7,033
Unitholder distributions	$30,080
Distributions per unit	$0.57

Operating
Production
Light/medium oil (bpd)	7,478
Heavy oil (bpd)	6,459
Natural gas liquids (bpd)	1,558
Natural gas (mcfd)	91,766
Oil equivalent (boed)	30,789

(Cdn $)
Average selling price
Light/medium oil per bbl
(before hedges)	$35.65
Light/medium oil per bbl
(including hedges)	$35.26
Heavy oil per bbl
(before hedges)	$22.73
Heavy oil per bbl
(including hedges)	$18.66
Natural gas liquids per barrel	$33.82
Natural gas per mcf
(before hedges)	$5.21
Natural gas per mcf
(including hedges)	$5.06

Provident Energy Trust 2004 Q3 [36 ]

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars (000s)
(unaudited)

	As at	As at
	September 30,	December 31,
	2004	2003

Assets
Current assets
Cash	$188	$45
Accounts receivable	172,026	118,890
Petroleum product inventory	26,577	24,206
Deferred derivative loss (notes 2 and 7)	6,068	-
Prepaid expenses	8,336	5,632
Deposit on property acquisition (note 14)	5,688	-
	218,883	148,773
Cash reserve for future site reclamation	1,742	1,829
Goodwill	330,943	102,443
Property, plant and equipment	1,301,930	884,891
	$1,853,498	$1,137,936
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$197,947	$121,832
Cash distributions payable	13,699	8,389
Distribution payable to non-controlling interest	563	-
Non-hedging derivative instruments (notes 2 and 8)	54,150	-
	266,359	130,221

Long-term debt	324,018	236,500
A s s et retirement obligation (notes 2 and 10)	43,299	33,182
Future income taxes	80,629	58,805
Non-controlling interest	13,823	-
Unitholders ' Equity
Unitholders ' contributions (note 11)	1,311,688	803,299
Exchangeable shares (note 11)	35,189	19,518
Convertible debentures	167,374	119,395
Contributed surplus	2,369	1,305
Accumulated loss	(8,607)	(4,029)
Accumulated cash distributions	(360,582)	(248,018)
Accumulated interest on convertible debentures	(22,061)	(12,242)
	1,125,370	679,228
	$1,853,498	$1,137,936
Subsequent event (note 14)

Provident Energy Trust 2004 Q3 [37 ]

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
		(restated -		(restated -
		note 2)		note 2)
Revenue (note 6)
Revenue	$327,675	$77,263	$838,231	$235,951
Realized loss on non-hedging derivative	(24,184)	(9,640)	(50,673)	(44,098)
instruments
Unrealized loss on non-hedging derivative	(15,805)	-	(47,136)	-
instruments
	287,686	67,623	740,422	191,853

Expenses
Cost of goods sold	193,257	12,281	520,510	12,281
Production, operating and maintenance	40,187	19,020	97,972	54,743
Transportation	1,436	1,247	3,364	3,760
General and administrative	7,450	3,477	18,457	10,045
Non-cash general and adminstrative (note 12)	1,860	-	1,165	-
Management internalization	-	-	-	18,592
Interest on long-term debt	3,378	2,313	8,451	6,792
Foreign exchange gains	(640)	-	(3,407)	-
Depletion, depreciation and accretion	50,905	35,740	124,377	104,106
	297,833	74,078	770,889	210,319

Loss before taxes	(10,147)	(6,455)	(30,467)	(18,466)

Capital taxes	1,202	619	3,374	2,445
Current and withholding taxes	326	-	618	-
Future income tax expense (recovery)	(12,991)	(5,071)	(30,577)	(33,238)
	(11,463)	(4,452)	(26,585)	(30,793)

Net income (loss) before non-controlling	1,316	(2,003)	(3,882)	12,327
interest
Non-controlling interest	566	-	696	-
Net income (loss)	750	(2,003)	(4,578)	12,327

Accumulated loss, beginning of period	(9,357)	(21,738)	(2,670)	(36,064)
Retroactive application of changes in
accounting policies (Note 2)	-	(1,355)	(1,359)	(1,359)
Accumulated loss, beginning of period, restated	(9,357)	(23,093)	(4,029)	(37,423)

Accumulated loss, end of period	$(8,607)	$(25,096)	$(8,607)	$(25,096)

Net (loss) earnings per unit - basic	$(0.02)	$(0.05)	$(0.13)	$0.13
Net (loss) earnings per unit - diluted	$(0.02)	$(0.05)	$(0.13)	$0.13

Provident Energy Trust 2004 Q3 [38 ]

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s) (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Cash provided by operating activities
Net income (loss) for the period	$750	$(2,003)	$(4,578)	$12,327
Add non-cash items:
Depletion, depreciation and accretion	50,905	35,740	124,377	104,106
Amortization of deferred charges	(45)	200	(149)	612
Non-cash general and administrative	1,860	-	1,165	-
Unrealized loss on non-hedging derivative instruments	15,805	-	47,136	-
Unrealized foreign exchange gain	1,143	-	(1,376)	-
Future income tax recovery	(12,991)	(5,071)	(30,577)	(33,238)
Non-controlling interest (note 5)	566	-	696	-
Management internalization	-	-	-	18,592
Cash flow from operations before changes in working capital
and site restoration expenses	57,993	28,866	136,694	102,399
Site restoration expenditures	(1,096)	(930)	(2,083)	(1,656)
Change in non-cash operating working capital	(6,004)	6,050	(6,777)	(10,556)
	50,893	33,986	127,834	90,187
Cash used for financing activities
Proceeds (repayments) of long-term debt	10,821	14,700	(16,225)	25,000
Proceeds of bridge financing	-	-	158,184	-
Repayment of bridge financing	(158,184)	-	(158,184)	-
Declared distributions to unitholders	(46,489)	(28,969)	(112,564)	(97,588)
Issue of trust units, net of issue costs	136,142	171,529	195,112	189,023
Issue of debenture, net of costs	48,000	71,800	48,000	71,800
Interest on convertible debentures	(3,917)	(1,322)	(9,819)	(4,375)
Change in non-cash financing working capital	8,702	(1,771)	9,227	(337)
	(4,925)	225,967	113,731	183,523

Cash used for investing activities
Expenditures on property, plant and equipment	(26,724)	(5,537)	(49,850)	(24,079)
Acquisition of Olympia Energy Inc. (note 3)	-	-	(4,715)	-
Acquisition of Viracocha Energy Inc. (note 4)	-	-	(1,993)	-
Acquisition of Breitburn Energy LLC (note 5)	-	-	(165,649)	-
Acquisition of Redwater	(1,300)	(292,138)	(1,300)	(292,138)
Oil and gas property acquisitions	(3,991)	-	(8,709)	-
Acquisition of Provident Management Corp	-	-	-	(364)
Proceeds on disposition of oil and natural gas properties	-	7,396	7,114	9,950
Reclamation fund contributions	267	293	87	(233)
Payment of non-hedging derivative instruments	-	-	(23,302)	-
Reimbursement for leasehold improvements	-	1,437	-	1,437
Change in non-cash investing working capital	(14,098)	28,611	6,896	31,713
	(45,846)	(259,938)	(241,421)	(273,714)
Increase (decrease) in cash	121	15	143	(4)
Cash beginning of period	67	23	45	42
Cash end of period	$188	$38	$188	$38

Supplemental disclosure of cash flow in formation
Cash interest paid including debenture interest	$2,550	$2,668	$13,381	$9,822

Provident Energy Trust 2004 Q3 [39 ]

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

September 30, 2004

The Interim Consolidated Financial Statements of Provident Energy Trust ("the Trust") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust's audited Financial Statements and the notes for the year ended December 31, 2003, which are disclosed in the annual report filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2003 except as described in note 2.

2. Changes in accounting policies

a. Non-hedging derivative instruments

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and did not apply hedge accounting to its derivative instruments. At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items. At September 30, 2004 the Trust recorded a non-hedging derivative instrument payable of $54.2 million, that being the mark to market loss position of the Trust's non-hedging derivative instruments at that date.

b. Property, plant & equipment

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

Provident Energy Trust 2004 Q3 [40 ]

c. Asset retirement obligation

The Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" (ARO) effective December 2003. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. As a result of this change, net income for the comparative three months ended September 30, 2003 decreased by $0.3 million ($0.5 million net of future income tax expense of $0.2 million). Net income for the nine months ended September 30, 2004 decreased by $0.3 million ($0.5 million net of future income tax expense of $0.2 million). At September 30, 2003 the ARO balance increased by $18.0 million to $33.0 million, the net PP&E balance increased by $17.7 million to $907.2 and the future tax liability increased by $1.4 million to $84.4 million. Opening 2003 accumulated loss increased by $1.4 million ($2.1 million net of future income tax recovery of $0.7 million).

Prior to the adoption of CICA Handbook Section 3110, the Trust recognized a provision for future site reclamation based on the unit-of-production method applied to estimated future site abandonment and reclamation costs.

3. Acquisition of Olympia

On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs net of option proceeds of $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Goodwill	$106,499
Property, plant and equipment	162,352
W orking capital deficiency	(326)
Bank debt	(53,852)
Asset retirement obligation	(1,909)
Non-hedging derivative instrument	(947)
Future income taxes	(39,107)
$172,710

CONSIDERATION
Acquisition costs	$8,700
Option proceeds	(3,985)
Exchangeable shares issued	15,132
Trust units issued	152,863
$172,710

Provident Energy Trust 2004 Q3 [41 ]

4. Acquisition of Viracocha

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs net of option proceeds of $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Goodwill	$122,002
Property, plant and equipment	109,907
Working capital	2,172
Bank debt	(49,891)
Capital lease obligation	(77)
Deferred lease obligation	(98)
Asset retirement obligation	(7,895)
Future income taxes	(13,294)
$162,826

CONSIDERATION
Acquisition costs	$9,000
Option and warrant proceeds	(7,007)
Exchangeable shares issued	15,132
Trust units issued	145,701
$162,826

5. Acquisition of Breitburn

On June 15, 2004 Provident acquired 92% of Breitburn Energy LLC for consideration of $157.4 million and acquisition costs of $8.2 million. Breitburn is a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Property, plant and equipment	$212,903
Working capital deficiency	(8,402)
Non-hedging derivative instruments	(25,181)
Other assets	1,028
Asset retirement obligation	(1,009)
Non-controlling interest	(13,690)
$165,649

CONSIDERATION
Acquisition costs	$8,214
Cash	157,435
$165,649

Provident Energy Trust 2004 Q3 [42 ]

6. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Gross production revenue	$139,045	$82,067	$314,350	$282,601
Product sales and service revenue	217,557	12,362	588,238	12,362
Royalties	(28,927)	(16,423)	(64,357)	(58,269)
Revenue	327,675	78,006	838,231	236,694
Realized loss on non-hedging derivative instruments	(24,184)	(10,383)	(50,673)	(44,841)
Unrealized loss on non-hedging derivative instruments	(15,805)	-	(47,136)	-
	$287,686	$67,623	$740,422	$191,853

Change in unrealized loss on non-hedging derivative
instruments	$(10,072)	$-	$(28,068)	$-
Amortization of loss on non-hedging derivative	(5,733)	-	(19,068)	-
Unrealized loss on non-hedging derivative
instruments	$(15,805)	$-	$(47,136)	$-

The realized loss on non-hedging derivative instruments for the nine months ended September 30, 2004 of $50.7 million (2003 - $34.5 million realized loss) relates to the cash settlement on derivative instruments.

7. Deferred charges

Deferred derivative loss
Non-hedging derivative liability, January 1, 2004	$25,134
Derivative instruments amortized	(19,066)
Deferred derivative loss, September 30, 2004	$6,068

8. Derivative instruments and valuation of assets and liabilities

Non-hedging derivative liabilities
Mark to market unrealized loss, January 1, 2004	$25,134
Change in mark to market unrealized loss, September 30, 2004	29,016
Non-hedging derivative liability, September 30, 2004	$54,150

Other working capital asset and liabilities and long-term debt carrying values approximate fair values.

9. Long-term debt

Provident has a $410 million term credit facility with a syndicate of Canadian chartered banks secured by oil and gas and midstream assets. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarter's cash flow annualized. In February 2004 Provident executed a credit agreement consent and amendment that restricted the borrowing base under this facility to $310 million. In June 2004 the facility increased to $370 million. As of September 30, 2004, the facility was increased to its current level of $410 million.

Provident Energy Trust 2004 Q3 [43 ]

10. Asset retirement obligation

The Trust's asset retirement obligation is based on the Trust's net ownership in wells and facilities and management's estimate of the costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred. Midstream assets, including the Redwater facility, the Younger Plant and the liquids gathering system have been excluded from the asset retirement obligation as retirement obligations associated with these assets have settlement dates very far in the future such that the present value of future restoration amounts is not material. The total undiscounted amount of future cash flows required to settle asset retirement obligations is estimated to be $151.7 million. Payments to settle asset retirement obligations occur over the operating lives of the assets estimated to be from zero to 50 years. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of 7 percent and an inflation rate of 2 percent.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Carrying amount, beginning of period	$43,133	$33,134	$33,182	$32,645
Increase in liabilities during the period	680	217	12,087	347
Settlement of liabilities during the period	(1,150)	(929)	(3,822)	(1,656)
Accretion expense	636	543	1,852	1,629
Carrying amount, end of period	$43,299	$32,965	$43,299	$32,965

Provident Energy Trust 2004 Q3 [44 ]

11. Unitholders contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

	Nine months ended September 30,
	2004		2003
Trust Units	Number	Amount	Number	Amount
	of Units	(000s)	of Units	(000s)
Balance at beginning of period	82,824,688	$803,299	53,729,335	$513,835
Issued to acquire Olympia Energy Inc.	13,385,579	152,863	-	-
Issued to acquire Viracocha Energy Ltd.	12,758,386	145,701	-	-
Issued for cash	17,600,000	186,640	16,700,000	175,350
Exchangeable share conversions	1,561,608	14,593	4,876,124	47,889
Issued pursuant to unit option plan	478,076	3,872	152,609	1,213
Issued pursuant to the distribution reinvestment
plan	1,199,807	12,502	1,967,273	20,128
To be issued pursuant to the distribution
reinvestment plan	172,489	1,859	142,542	1,451
Debenture conversions	2,616	28	1,341,065	14,350
Unit issue costs	-	(9,669)	-	(9,790)
Balance at end of period	129,983,249	$1,311,688	78,908,948	$764,426

	Nine months ended September 30,
	2004		2003
Exchangeable shares	Number	Amount	Number	Amount
Provident Acquisitions Inc.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	534,357	$5,829	5,227,844	$57,036
Converted to trust units	(192,882)	(2,104)	(4,389,513)	(47,889)
Balance, end of period	341,475	3,725	838,331	9,147
Exchange ratio, end of period	1.38057	-	1.2054	-
Trust units issuable upon conversion, end of period	471,430	3,725	1,010,524	$9,147

Exchangeable shares	Number	Amount	Number	Amount
Provident Energy Ltd.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	1,279,227	$13,689	-	$-
Issued to acquire Provident Management Corp.	-	-	1,682,242	18,000
Converted to trust units	(640,753)	(6,854)	-
Balance, end of period	638,474	6,835	1,682,242	18,000
Exchange ratio, end of period	1.30886	-	1.14279
Trust units issuable upon conversion, end of period	835,673	$6,835	1,922,449	$18,000

Exchangeable shares (Series B)	Number	Amount	Number	Amount
Provident Energy Ltd.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	-	$-	-	$-
Issued to acquire Olympia Energy Inc.	1,325,000	15,132	-	-
Issued to acquire Viracocha Energy Inc.	1,325,000	15,132	-
Converted to trust units	(493,472)	(5,635)
Balance, end of period	2,156,528	24,629	-	-
Exchange ratio, end of period	1.03405	-
Trust units issuable upon conversion, end of period	2,229,958	$24,629	-	$-
Total Trust unit issuable upon conversion
of all exchangeable shares, end of period	3,537,061	$35,189	2,932,974	$27,147

The per trust unit amounts for the third quarter of 2004 were calculated based on the weighted average number of units outstanding of 130,150,110 which includes the shares exchangeable into trust units (2003 -65,697,531). Net loss to unitholders in the basic per trust unit calculations has been increased by interest on the convertible debentures. The diluted per trust unit amounts for the third quarter of 2004 are calculated including an additional 95,641 trust units (2003 -50,846) for the effect of the unit option plan. The per trust unit amounts for the nine months ended September 30, 2004 were calculated based on the weighted average number of units outstanding of 106,825,551 which includes the shares exchangeable into trust units (2003 -62,991,851). Net loss to unitholders in the basic per trust unit calculations has been increased by interest on the convertible debentures. The diluted per trust unit amounts for the second quarter of 2004 are calculated including an additional 95,641 trust units (2003 -50,846) for the effect of the unit option plan.

12. Unit option plan

The Trust Option Plan (the "Plan") is administered by the Board of Directors of the Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust Option Plan. Options are granted at a "strike price" which is not less than the closing price of the units on The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest one-third per year over three years.

	Nine months ended September 30,
	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
Outstanding, beginning of period	4,008,744	$11.06	796,810	$10.86
Granted	478,750	10.74	2,533,100	11.14
Exercised	(478,076)	10.95	(152,600)	10.63
Cancelled	(49,497)	11.09	(17,175)	11.02
Outstanding, end of period	3,959,921	11.04	3,160,135	11.10
Exercisable at end of period	2,071,673	$11.07	1,335,804	$11.05

At September 30, 2004, the Trust had 3,959,921 options outstanding with strike prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 2.5 years and the weighted average exercise price is $11.04 per unit excluding average potential reductions to the strike prices of $1.30 per unit.

At September 30, 2003, the Trust had 3,160,135 options outstanding with strike prices ranging from $8.40 and $12.39 per unit. The weighted average exercise price was $11.10 per unit excluding average potential reductions to the strike prices. The weighted average remaining contractual life of the options was 3.1 years.

The Trust recorded unit-based compensation expense (non-cash general and administrative) of $1.9 million in the quarter (year to date expense of $1.2 million) for the 3.9 million options granted on or after January 1, 2003.

Provident Energy Trust 2004 Q3 [46 ]

13. Reconciliation of cash flow and distributions

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Cash flow from operations	$57,993	$28,866	$136,694	$102,399
Cash reserved for interest on convertible
debentures	(3,917)	(1,322)	(9,819)	(4,375)
Cash (reserved) used for financing and
investing activities	(7,587)	1,425	(14,311)	(436)
Cash distributions to unitholders	46,489	28,969	112,564	97,588
Accumulated cash distributions,
beginning of period	314,093	187,025	248,018	118,406
Accumulated cash distributions, paid and declared,
end of period	$360,582	$215,994	$360,582	$215,994
Cash distributions per unit	$0.36	$0.47	$1.08	$1.67

Cash (reserved) used for financing and investing activities is the difference between cash flow from operations less cash reserved for convertible debenture interest and distributions.

14. Subsequent event

On October 4, 2004 the Trust issued 11,480,000 Trust units at $10.95 per unit for proceeds of $125.7 million ($119.4 million net of issue costs) pursuant to a prospectus dated September 23, 2004. Proceeds were used to pay for the CAD$58 million (USD$45 million) Orcutt property acquisition by Provident Energy's U.S. subsidiary Breitburn Energy L.P. On October 4, 2004 this property purchase was completed. The remainder of the funds was used to pay down Provident Energy's long-term debt.

15. Segmented information

The Trust's business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and midstream services and marketing. Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

For the first three quarters of 2003 the Trust operated in only one business segment, Canadian oil and natural gas production. Therefore, no segmented comparatives have been presented.

Geographically the Trust operates in Canada and the USA, and the geographic components have been presented as well as the business segments.

Provident Energy Trust 2004 Q3 [47 ]

	Three months ended September 30, 2004
		United
	Canada Oil	States Oil	Total Oil	Midstream
	and Natural	and Natural	and Natural	Services	Inter-
	Gas	Gas	Gas	and	segment
	Production	Production	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$121,542	17,506	$139,048	$-	$-	$139,048
Royalties	(27,251)	(1,676)	(28,927)	-	-	(28,927)
Product sales and service revenue	-	-	-	290,874	(73,317)	217,557
Realized gain/(loss) on non-hedging derivative
instruments	(20,645)	(344)	(20,989)	(3,195)	-	(24,184)
	73,646	15,486	89,132	287,679	(73,317)	303,494
Expenses
Cost of goods sold	-	-	-	266,574	(73,317)	193,257
Operating expenses	27,010	5,167	32,177	8,010	-	40,187
Transportation	1,436	-	1,436	-	-	1,436
Foreign exchange (gain)/loss	-	(1,989)	(1,989)	397	-	(1,592)
General and administrative	4,277	1,461	5,738	1,712	-	7,450
	32,723	4,639	37,362	276,693	(73,317)	240,738
Earnings (loss) before interest, taxes, depletion,
depreciation, accretion and non-cash revenue	40,923	10,847	51,770	10,986	-	62,756
Non-cash revenue
Unrealized gain/(loss) on non-hedging derivative
instruments	(11,977)	-	(11,977)	1,905	-	(10,072)
Amortization of (loss) on non-hedging derivative
instruments	(5,733)	-	(5,733)	-	-	(5,733)
Foreign exchange gain/(loss)	-	(952)	(952)	-	-	(952)
	(17,710)	(952)	(18,662)	1,905	-	(16,757)
Other expenses
Depletion, depreciation and accretion	46,327	2,314	48,641	2,264	-	50,905
Interest on long-term debt	1,966	155	2,121	1,257	-	3,378
Non-cash general and administrative	1,689	-	1,689	171	-	1,860
Capital taxes	950	-	950	252	-	1,202
Current and withholding taxes	-	326	326	-	-	326
Future income tax expense (recovery)	(8,003)	-	(8,003)	(4,988)	-	(12,991)
	42,929	2,795	45,724	(1,044)	-	44,680
Non-controlling interest	-	566	566	-	-	566
Net income (loss) for the period	$(19,716)	6,534	$(13,182)	$13,935	$-	$753
Selected balance sheet items
Capital Expenditures
Property, plant and equipment	18,214	8,173	26,387	337	-	26,724
Property, plant and equipment through corporate
acquisitions	-	-	-	1,300	-	1,300
Goodwill additions	7,006	-	7,006	-	-	7,006
Working capital
Accounts receivable	74,263	9,802	84,065	104,933	(16,972)	172,026
Petroleum product inventory	-	-	-	26,577	-	26,577
Accounts payable and accrued liabilities	100,590	23,618	124,208	90,711	(16,972)	197,947
Long-term debt	200,921	3,097	204,018	120,000	-	324,018

Provident Energy Trust 2004 Q3 [48]

	Nine months ended September 30, 2004
		United
	Canada Oil	States Oil	Total Oil	Midstream
	and Natural	and Natural	and Natural	Services	Inter-
	Gas	Gas	Gas	and	segment
	Production	Production	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$294,175	20,178	$314,353	$-	$-	$314,353
Royalties	(62,389)	(1,968)	(64,357)	-	-	(64,357)
Product sales and service revenue	-	-	-	742,573	(154,335)	588,238
Realized gain/(loss) on non-hedging derivative instruments

	(46,854)	(344)	(47,198)	(3,475)	-	(50,673)
	184,932	17,866	202,798	739,098	(154,335)	787,561
Expenses
Cost of goods sold	-	-	-	674,845	(154,335)	520,510
Operating expenses	63,899	6,184	70,083	27,889	-	97,972
Transportation	3,364	-	3,364	-	-	3,364
Foreign exchange (gain) loss	-	(1,989)	(1,989)	149	-	(1,840)
General and administrative	12,521	1,849	14,370	4,087	-	18,457
	79,784	6,044	85,828	706,970	(154,335)	638,463
Earnings (loss) before interest, taxes, depletion, depreciation,
accretion and non-cash revenue	105,148	11,822	116,970	32,128	-	149,098
Non-cash revenue
Unrealized gain/(loss) on non-hedging derivative instruments	(28,915)	-	(28,915)	847	-	(28,068)
Amortization of gain/(loss) on non-hedging derivative instruments	(19,068)	-	(19,068)	-	-	(19,068)
Foreign exchange gain/(loss)	-	1,567	1,567	-	-	1,567
	(47,983)	1,567	(46,416)	847	-	(45,569)

Other expenses
Depletion, depreciation and accretion	114,956	2,584	117,540	6,837	-	124,377
Interest on long-term debt	4,594	580	5,174	3,277	-	8,451
Non-cash general and administrative	1,049	-	1,049	116	-	1,165
Capital taxes	2,870	-	2,870	504	-	3,374
Current and withholding taxes	-	483	483	135		618
Future income tax expense (recovery)	(27,879)	-	(27,879)	(2,698)	-	(30,577)
	95,590	3,647	99,237	8,171	-	107,408
Non-controlling interest
	-	696	696			696
Net income (loss) for the period	$(38,425)	9,046	$(29,379)	24,804	$-	$(4,575)
Selected balance sheet items
Capital Expenditures
Property, plant and equipment net	39,855	8,750	48,605	1,245	-	49,850
Property, plant and equipment through corporate acquisitions	272,259	212,904	485,163	1,300	-	486,463
Goodwill additions	228,500	-	228,500	-	-	228,500
Working capital
Accounts receivable	74,263	9,802	84,065	104,933	(16,972)	172,026
Petroleum product inventory	-	-	-	26,577	-	26,577
Accounts payable and accrued liabilities	100,590	23,618	124,208	90,711	(16,972)	197,947
Long-term debt	200,921	3,097	204,018	120,000	-	324,018

Provident Energy Trust 2004 Q3 [49]

Corporate Information

Directors	Officers	Auditors
PricewaterhouseCoopers LLP
Grant D. Billing, CA (2)	Thomas W. Buchanan, CA
Chairman	Chief Executive Officer	Banking Syndicate
Calgary, Alberta		National Bank of Canada
	Randall J. Findlay, P.Eng.	Bank of Montreal
Thomas W. Buchanan, CA	President	Bank of Nova Scotia
Calgary, Alberta		Canadian Western Bank
	David J. Fricker, P.Eng.	The Toronto-Dominion Bank
Randall J. Findlay, P.Eng.	Vice President, Corporate
DeWinton, Alberta	Development	Engineering Consultants
McDaniel & Associates
Norman R. Gish, LLB (1)	Andrew G. Gruszecki, MBA	Consultants Ltd
Calgary, Alberta	Vice President, NGL Services
Legal Counsel
Bruce R. Libin, Q.C. (1) (3)	Gary R. Kline	Macleod Dixon LLP
Calgary, Alberta	Vice President, Commercial
	Development and Risk	Trustee
Robert W. Mitchell, Ph.D. (3)	Management	Computershare Trust Company
Calgary, Alberta		of Canada
Lynn M. Rannelli
Byron J. Seaman, D.Sc. (3)	Assistant Corporate Secretary	Stock Exchanges
Calgary, Alberta		Toronto Stock Exchange Units:
	Cameron G. Vouri, P.Eng	Trading Symbol - PVE.UN
Mike H. Shaikh, CA (1)	Vice President, Production
Calgary, Alberta	Operations and Chief Operating	Debentures:
	Officer	Trading Symbol - PVE.DB
Jeffrey T. Smith, P.Geol. (2) (3)		- PVE.DB.A
Calgary, Alberta	Mark N. Walker, CMA	- PVE.DB.B
Vice President, Finance,
John B. Zaozirny, Q.C. (2)	Chief Financial Officer and	American Stock Exchange Units:
Calgary, Alberta	Corporate Secretary	Trading Symbol - PVX

(1) Member of Audit Committee

(2) Member of Governance, Human Resouces		For Further Information:
and Compensation Committee		Jennifer Pierce
Senior Manager, Investor Relations
(3) Member of the Reserves, Operations and		and Communications
EH&S Committee		Phone: (403) 231-6736

For Investor Relations Inquiries:
700, 112 - 4 Avenue S.W.	Fax: (403) 261-6696	www.providentenergy.com
Calgary, Alberta	Phone: (403) 296-2233	info@providentenergy.com
T2P 0H3	1-800-587-6299